Exhibit 99.1
Attention Business Editors:
Belzberg Technologies To Hold Conference Call To Discuss Third Quarter Earnings

         TORONTO, Nov. 1 /CNW/ - Belzberg Technologies (TSX: BLZ) announced today that it will release its financial results for the third quarter ending September 30th, 2002 at 4:00 p.m. (EST) on November 5th, 2002. Management will also host a conference call at 4:30 p.m. the same day to discuss their operating results and outlook. Sidney Belzberg, Belzberg Technologies' President and Chief Executive Officer, will host the call.

         Members of the financial community wishing to participate may access the live call by dialing 416-640-4127 or 888-881-4892 several minutes before 4:30 p.m. A re-broadcast will be available from 5:50 p.m. (EST) November 5th until 11:59 p.m. (EST) Tuesday, November 12, 2002, by dialing 416-640-1917 or 877-289-8525, pass code 218261 (pound key).

            About Belzberg Technologies

         Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ). Additional information is available at www.belzberg.com.

         Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the company's operation, markets, products, prices and other factors.
    %SEDAR: 00008836E

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For further information: Stephen Wilson, Chief Financial Officer,
Phone: (416) 360-2920, E-mail: swilson@belzberg.com
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